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                         INTERNATIONAL HOME FOODS, INC.
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


EXHIBIT 12     COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES


                                                             Three Months Ended
                                                       March 31, 1997  March 31, 1996
                                                       --------------  --------------
Income before provision for income taxes                  $11,867         $27,613

Add (subtract):

      Interest on term loans and notes                     24,747              --

      Amortization of debt cost                             1,160              --

      Portion of rents representative of interest             163             157
                                                          -------         -------
Income as adjusted                                        $37,937         $27,770


Fixed Charges

      Interest on term loans and notes                     24,747              --

      Amortization of debt costs                            1,160              --

      Portion of rents representative of interest             163             157
                                                          -------         -------
      Total fixed charges                                 $26,070         $   157

Consolidated Ratio of Earnings to Fixed Charges              1.46          176.88
                                                          =======         =======
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